

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

CORRECTED LETTER
October 18, 2017

Kwang-Suk Shin
Chief Financial Officer
KT Corporation
KT Gwanghwamun Building East
33, Jong-ro 3-Gil, Jongno-gu
03155 Seoul, Korea

  Re: KT Corporation
    Form 20-F for Fiscal Year Ended December 31, 2016
    Filed April 28, 2017
    File No. 001-14926

Dear Mr. Shin:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Larry Spirgel

        Larry Spirgel
        Assistant Director
        AD Office 11 – Telecommunications